EXHIBIT 99.1

Hydrogenics Awarded Contracts for Fueling Stations in the UK

MISSISSAUGA, Ontario, Jan. 29, 2014 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it has been awarded two contracts for fueling stations in the United Kingdom. The first contract includes three HySTATTM 60 electrolyzers for BOC, a member of The Linde Group (XETRA:LIN), for installation as part of a large fueling station due to be constructed in 2014 for Aberdeen City Council's Kittybrewster depot in Scotland. The three electrolysers will provide up to 400 kg per day of Hydrogen, and the station, part of the Aberdeen Hydrogen Bus Project, will be used for 10 fuel cell buses – which will be the largest such fleet in Europe.

The second contract, also with BOC, calls for a HySTATTM 30 electrolyzer to be installed as part of a fueling station in Swindon, England for Honda Motor Company (NYSE:HMC). The electrolyzer will provide 65 kg of Hydrogen per day and is expected to be operational during the second half of 2014, as is the Kittybrewster installation.

Daryl Wilson, Hydrogenics' President and CEO said, "These most recent fueling station awards confirm that Hydrogen infrastructure spending is indeed increasing across the globe – particularly in Europe, Japan, Korea, and California. This should come as no surprise given the plans outlined by a number of leading automotive OEMs to begin selling high-volume fuel cell vehicles between 2015 and 2017, with some models expected out later this calendar year. We see a great deal of growth potential in fueling stations and are uniquely qualified to provide the most reliable and efficient electrolyzers in the industry."

Aberdeen City Council is taking a strategic lead in facilitating the arrival of a Hydrogen economy through: (a) leading the North Sea Region HyTrEc (Hydrogen Transport Economic) project; (2) coordinating the development of a strategy, on behalf of the Scottish Cities Alliance, to enable Scotland to build new infrastructure and support Hydrogen technologies; and (3) leading initiatives for growing Aberdeen's Hydrogen economy.

The Swindon fueling station is the result of a joint public-private partnership between Honda, BOC, and the economic development organization Forward Swindon. The fueling station will utilize solar energy to generate hydrogen and be used for material handling vehicles and light vans at Honda's manufacturing plant.

The Aberdeen Hydrogen Bus Project is being multi-funded through the Scottish Government and Scottish Enterprise along with the European Commission and the UK Technology Strategy Board (TSB). Both the Aberdeen and Swindon projects are tied to a January 2012 initiative of the TSB, co-funded by the Department of Energy and Climate Change (DECC), aimed to encourage UK businesses to develop fuel cells and hydrogen systems to make the case for further investment. Fueling infrastructure is a key requirement to "complete the circle" for Hydrogen-based transportation. These state-of-the-art facilities will create awareness for the need to develop fueling stations throughout the UK and illustrate Hydrogenics' leadership position in this expanding field.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com